Form S-8
Exhibit 23.02

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

    We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 12, 2010, relating to the consolidated financial statements of Silicon Image, Inc. and subsidiaries (collectively the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of an accounting principle related to fair value measurements), and our report dated February 12, 2010, on the effectiveness of the Company’s internal control over financial reporting, incorporated by reference in the Annual Report on Form 10-K of the Company for the year ended December 31, 2009.

/s/ DELOITTE & TOUCHE LLP
San Jose, California
October 21, 2010